Exhibit (a)(5)

Nextest Systems Corporation

875 Embedded Way

San Jose, California 95138

January 10, 2008

Dear Nextest Systems Corporation Option Holder:

As you know, Nextest Systems Corporation (“Nextest” or the “Company”), Teradyne, Inc. (“Teradyne”), and NAC Equipment Corporation, a wholly-owned subsidiary of Teradyne (“Merger Sub”) have entered into an Agreement and Plan of Merger dated as of December 11, 2007 (the “Merger Agreement”) pursuant to which Merger Sub has commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of the common stock of the Company (the “Shares”) at a price per Share of $20.00 net to sellers in cash, without interest and subject to any required withholding of taxes (such amount, or any greater amount per Share paid pursuant to the Offer, the “Offer Price”), subject to certain conditions. Following the consummation of the Offer, Merger Sub will merge with and into Nextest (the “Merger”). In connection with the Merger and subject to the provisions of the Merger Agreement, all vested, issued and outstanding Shares, not owned directly or indirectly by Teradyne, Merger Sub or Nextest and not tendered to Merger Sub as part of the Offer will (other than Shares with respect to which appraisal rights have been perfected under Delaware law) be converted into the right to receive the Offer Price in cash without interest and each holder of a certificate representing Shares shall cease to have any rights with respect to such Shares. Only holders of outstanding Shares are permitted to participate in the Offer or will be entitled to payment of the Offer Price by virtue of the consummation of the Merger.

Options under the Plan

In connection with the transactions described in the Merger Agreement, options to purchase Shares automatically granted to non-employee directors under the Nextest Systems Corporation 2006 Equity Incentive Plan will accelerate as to 100% of the Shares that are then unvested (the “Accelerated Options”) at the time of the consummation of the Offer (the “Effective Time”) and will become exercisable for all the Shares subject to such option at the Effective Time. If not exercised prior to the Merger, Accelerated Options will be assumed and converted automatically into an option to purchase shares of Teradyne upon the closing of the Merger. Thirty (30) days following the date on which you cease to be a member of the Company’s Board of Directors, however, each Accelerated Option will terminate and cease to be exercisable.

Options to purchase Shares that were granted to you under the Nextest Systems Corporation 1998 Equity Incentive Plan (“1998 Options”) only will accelerate in connection with the transaction described in the Merger Agreement to the extent the express terms of the agreement evidencing the 1998 Option provide for accelerated vesting. To the extent that your 1998 Option has not otherwise terminated at the closing of the Merger, Teradyne will assume and convert the 1998 Option automatically into an option to purchase shares of Teradyne. Thirty (30) days following the date on which you cease to be a member of the Company’s Board of Directors, each 1998 Option will terminate and cease to be exercisable.

Shortly following the closing of the Merger, Teradyne will provide you with an additional notice relating the number of Teradyne Shares and new exercise price of your Accelerated Options and 1998 Options.

Exercises of Options prior to the Effective Time

Note that Nextest will stop processing all exercises of Accelerated Options and 1998 Options at the close of market on January 16, 2008, unless this date is subsequently modified by Nextest. If you wish to exercise your vested options to purchase Shares, you must coordinate the exercise of your Accelerated Options and vested 1998 Options (subject to Nextest’s pre-clearance requirements) by contacting Emily Biondic of Nextest at (408) 960-2431 or Emily.Biondic@nextest.com until the end of business on January 16, 2008. As a reminder, you can never trade in Nextest securities while you possess material, nonpublic information. If you have any questions in this regard, please contact Emily Biondic at (408) 960-2431.